Filed pursuant to Rule 433

Dated February 25, 2013

Registration Statement No. 333-174029

Relating to

Preliminary Prospectus Supplement Dated February 25, 2013 and

Prospectus dated May 6, 2011

HERSHA HOSPITALITY TRUST

6.875% Series C Cumulative Redeemable Preferred Shares
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Hersha Hospitality Trust

Title of Shares:	6.875% Series C Cumulative Redeemable Preferred Shares

Number of Shares:	3,000,000 Shares

Overallotment Option:	None

Maturity:

The Series C Preferred Shares do not have any stated maturity date, and the issuer is not required to redeem these shares. Accordingly, the Series C Preferred Shares will remain outstanding indefinitely unless the issuer decides to redeem them or repurchase shares in the open market, in each case, at the issuer’s option, subject to the restrictions on redemption described herein. The issuer is not required to set aside funds to redeem the Series C Preferred Shares.

Trade Date:	February 25, 2013

Settlement Date:	March 6, 2013 (T+7)

Dividend Rate:	6.875% per annum of the $25.00 liquidation preference (equivalent to $1.71875 per annum per share)

Dividend Payment Dates:

January 15, April 15, July 15, and October 15 of each year, commencing April 15, 2013. The first dividend payment will be for less than a full quarter and will cover the period from, and including March 6, 2013 to, but excluding, April 15, 2013.

Optional Redemption:

The issuer may not redeem the Series C Preferred Shares prior to March 6, 2018, except as described below under “Special Optional Redemption” and in limited circumstances relating to the issuer’s continuing qualification as a REIT. On and after March 6, 2018 the issuer may, upon not less than 30 nor more than 60 days prior written notice, redeem the Series C Preferred Shares for cash at its option, in whole or in part, at any time and from time to time, by paying $25.00 per share, plus all accrued and unpaid dividends to the redemption date.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the issuer may, at its option, redeem the Series C Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus all accrued and unpaid dividends to the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the issuer exercises any of its redemption rights relating to the Series C Preferred Shares (whether the optional redemption right or the special optional redemption right), holders of the Series C Preferred Shares will not have the conversion right described below.

A “Change of Control” is when, after the original issuance of the Series C Preferred Shares, the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the issuer entitling that person to exercise more than 50% of the total voting power of all shares of the issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither the issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT LLC (“NYSE MKT”), or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

The “Change of Control Conversion Date” is the date fixed by the board of trustees of the issuer, in its sole discretion, as the date the Series C Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the issuer provides notice of a Change of Control to holders of the Series C Preferred Shares.

Conversion Rights:	Except as described below in connection with a Change of Control, the Series C Preferred Shares are not convertible into or exchangeable for any other securities or property.

Change of Control Rights:

Upon the occurrence of a Change of Control, each holder of Series C Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the issuer provides notice of its election to redeem the Series C Preferred Shares) to convert some or all of the Series C Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the issuer’s common shares per Series C Preferred Share to be converted equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Share dividend payment and prior to the corresponding Series C Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (as defined below); and

•      9.2421 (i.e., the Share Cap), subject to certain adjustments.

The “Common Share Price” will be: (i) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by the holders of the issuer’s common shares is solely cash; and (ii) the average of the closing prices for the issuer’s common shares on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the issuer’s common shares is other than solely cash.

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (Before Expenses):	$72,637,500

Underwriting Discount:	$2,362,500

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Raymond James & Associates, Inc.

Lead Manager:	Robert W. Baird & Co. Incorporated

Co-Managers:	Cantor Fitzgerald & Co. FBR Capital Markets & Co. MLV & Co. LLC

Listing/Symbol:	NYSE / “HT PRC”

CUSIP / ISIN:	427825 401 / US4278254010

The issuer has filed a registration statement (including a prospectus dated May 6, 2011 and a preliminary prospectus supplement dated February 25, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at: (800) 326-5897, Merrill Lynch, Pierce, Fenner and Smith Incorporated, at (800) 294-1322, Citigroup Global Markets Inc., at (800) 831-9146, or Raymond James & Associates, Inc., at (800) 248-8863.